12 November 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 9 November 2004, Re: i) The proposed disposal of 100% equity interest comprising 10,000,000 ordinary shares of RM1.00 each in Lion Ipoh Parade Sdn Bhd for a cash consideration of RM1.00 and the settlement of inter-company balances based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by TMW Lion GmbH on completion; and ii) The proposed disposal of 70% equity interest comprising 7,000 ordinary shares of RM1.00 each in Lion Seremban Parade Sdn Bhd for a cash consideration of RM0.70 and the settlement of inter-company balances based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by the purchaser on completion for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 12/6

	Submitting Merchant Bank (if applicable)	: OSK S!:CURITIES BERHAD
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: AMSTEEL CORPORATION BERHAD
*	Stock name	: AMSTEEL
*	Stock code	: 2712
*	Contact person	: Leona Ng/ Chong Yin Fen
*	Designation	: Manager/ Senior Executive

* Type : ● Announcement ○ Reply to query

* Subject :

I THE PROPOSED DISPOSAL OF 100% EQUITY INTEREST COMPRISING 10,000,000 ORDINARY SHARES OF RM1.00 EACH IN LION IPOH PARADE SDN BHD ("LIPSB") FOR A CASH CONSIDERATION OF RM1.00 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/ LIABILITIES TO BE TAKEN OVER BY TMW LION GMBH ("PURCHASER") ON COMPLETION;

II THE PROPOSED DISPOSAL OF 70% EQUITY INTEREST COMPRISING 7,000 ORDINARY SHARES OF RM1.00 EACH IN LION SEREMBAN PARADE SDN BHD ("LSPSB") FOR A CASH CONSIDERATION OF RM0.70 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/ LIABILITIES TO BE TAKEN OVER BY THE PURCHASER ON COMPLETION.

* **Contents :-**

On behalf of the Board of Directors of Amsteel Corporation Berhad ("Amsteel" or the 'Company"), OSK Securities Berhad ("OSK") is pleased to announce the following proposals by the Company:-

(a) the proposed disposal of 100% equity interest comprising 10,000,000 ordinary shares of RM1.00 each in Lion Ipoh Parade Sdn Bhd ("LIPSB") for a cash consideration of RM1.00 and the settlement of inter-company balances based on the property asset value to be adjusted for the net trade assets/ liabilities to be taken over by TMW Lion GmbH ("Purchaser") on completion ("Proposed Disposal of LIPSB");

(b) the proposed disposal of 70% equity interest comprising 7,000 ordinary shares of RM1.00 each in Lion Seremban Parade Sdn Bhd ("LSPSB") for a cash consideration of RM0.70 and the settlement of inter-company balances based on the property asset value to be adjusted for the net trade assets/ liabilities to be taken over by the Purchaser on completion ("Proposed Disposal of LSPSB").

The Proposed Disposal of LIPSB and Proposed Disposal of LSPSB shall collectively be referred to as the "Proposed Disposals".

Set out in the attachment are further details of the Proposed Disposals.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Amsteel Corporation Berhad.d

I THE PROPOSED DISPOSAL OF 100% EQUITY INTEREST COMPRISING 10,000,000 ORDINARY SHARES OF RM1.00 EACH IN LION IPOH PARADE SDN BHD ("LIPSB") FOR A CASH CONSIDERATION OF RM1.00 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/ LIABILITIES TO BE TAKEN OVER BY TMW LION GMBH ("PURCHASER") ON COMPLETION;

II THE PROPOSED DISPOSAL OF 70% EQUITY INTEREST COMPRISING 7,000 ORDINARY SHARES OF RM1.00 EACH IN LION SEREMBAN PARADE SDN BHD ("LSPSB") FOR A CASH CONSIDERATION OF RM0.70 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/ LIABILITIES TO BE TAKEN OVER BY THE PURCHASER ON COMPLETION.

1. INTRODUCTION

We refer to the announcement dated 23 August 2004, wherein OSK Securities Berhad ("OSK"), on behalf of the Board of Directors of Amsteel Corporation Berhad ("Amsteel" or the "Company") ("Board"), announced that Lion Ipoh Parade Sdn Bhd ("LIPSB") and Lion Seremban Parade Sdn Bhd ("LSPSB"), had on 20 August 2004, accepted letters of offer dated 11 August 2004 from TMW Lion GmbH ("Purchaser") for the following proposals respectively:-

(a) the proposed disposal of a shopping complex known as Ipoh Parade for a total cash consideration of RM161.525 million; and

(b) the proposed disposal of a shopping complex known as Seremban Parade for a total cash consideration of RM64.624 million.

Ipoh Parade is owned by LIPSB which is a wholly-owned subsidiary of Ayer Keroh Resort Sdn Bhd ("AKR"), which in turn is a 70% owned subsidiary of Amsteel. Seremban Parade is owned by LSPSB, a 70% owned subsidiary of Masbeef Sdn Bhd ("Masbeef"), which in turn is a wholly-owned subsidiary of AKR.

Subsequently, the Board was informed that the Purchaser proposed to:-

(a) acquire the entire issued and paid-up capital of LIPSB from AKR and settle inter-company balances owing by LIPSB to related companies which will be novated and assumed by Seaworld Attraction Sdn Bhd ("Seaworld"), a wholly-owned subsidiary of AKR ("Proposed Disposal of LIPSB"). The Proposed Disposal of LIPSB excludes an annexed block of a proposed medical centre partially constructed up to 6 storeys with 1 basement level ("Medical Centre").

(b) acquire 70% of the issued and paid-up capital of LSPSB from Masbeef and settle inter-company balances owing by LSPSB to related companies which will be novated and assumed by Masbeef ("Proposed Disposal of LSPSB"). The Proposed Disposal of LSPSB excludes the municipal council office located on the 5th floor of Seremban Parade belonging to Majlis Perbandaran Seremban.

(The Proposed Disposal of LIPSB and Proposed Disposal of LSPSB shall collectively be referred to as the "Proposed Disposals". Ipoh Parade and Seremban Parade shall hereinafter be collectively referred to as the "Parades", whilst AKR and Masbeef are collectively referred to as the "Vendors").

On 8 November 2004, AKR and Masbeef had, respectively, executed share sale and purchase agreements with the Purchaser for the Proposed Disposal of LIPSB and the Proposed Disposal of LSPSB.

2. DETAILS OF THE PROPOSALS

2.1 Proposed Disposal of LIPSB

On 8 November 2004, AKR, Seaworld and TMW entered into a share sale agreement for:-

(i) the disposal of the entire equity interest in LIPSB comprising 10,000,000 ordinary shares of RM1.00 each credited as fully paid for a total cash consideration of RM1.00; and

(ii) the assumption and payment of inter-company balances owing by LIPSB to Seaworld, to be computed based on the gross acquisition value of the property ("Acquisition Value") of RM164.52 million adjusted for the net trade assets or liabilities to be assumed by the Purchaser, based on the proforma balance sheet of LIPSB as at the date of completion of the Proposed Disposal of LIPSB ("LIPSB Interco Payment"). The LIPSB Interco Payment shall constitute a full and proper discharge of the inter-company balances owing by LIPSB to Seaworld.

Prior to the completion of the Proposed Disposal of LIPSB ("Closing"), LIPSB will undertake an internal reorganisation resulting in LIPSB:-

(i) transferring to Seaworld, among others, the Medical Centre and any quoted and unquoted investment in securities;

(ii) removing the deposits, cash and bank balances; and

(iii) removing or waiving the right to receive, or being released from the obligation to pay, all external inter-group and intra group receivables and liabilities except for the net indebtedness novated to Seaworld.

LIPSB shall be disposed of free from any lien, pledge, mortgage, security interest, lease, charge, title retention or conditional sales contract, option, reversionary interest, right of first refusal, voting trust arrangement, preemptive right, claim under bailment, easement, provisional attachment, composition, hypothecation, registered lease, hire or hire purchase agreement, restriction as to transfer, use or possession, subordination to any right of any other person or any other adverse claim or right whatsoever as of the date of completion of the Proposed Disposal of LIPSB.

2.1.1 Basis of consideration

The cash consideration of RM1.00 for the entire equity interest was arrived at after taking into account the negative shareholders' fund of LIPSB based on the proforma balance sheet as at 31 August 2004 of RM106,785,000.

The settlement of inter-company balances owing by LIPSB to Seaworld shall be the adjusted Acquisition Value, after taking into consideration the following:-

(a) The Acquisition Value;

(b) the current assets to be taken into account as set out below:-

 (i) receivables from the operation of the Ipoh Parade Land and Ipoh Parade ("LIPSB Property"), including, without limitation, rents, service charges and license fees;

 (ii) refundable utility and other deposits placed with relevant authorities or suppliers in connection with the operation of the LIPSB Property;

 (iii) petty cash and deposit at banks which have been pledged by LIPSB for property-related operations;

 (iv) approved insurance claims;

(v) food and beverage stocks for the food court at Ipoh Parade; and

(vi) prepaid operating expenses, quit rents and assessments; and

(c) the current liabilities to be taken into account (without duplication) as set out below:-

(i) all deposits and other security deposits made or given by all tenants, licencees or occupiers under the tenancies for Ipoh Parade ("Ipoh parade Security Deposit");

(ii) rents, service charges and licence fees received in advance;

(iii) payment due to creditors and accruals of property operating expenses, including, without limitation, tenancy commissions, government rates and rents, and other expenses;

(iv) provision for taxes allocable to the period up to and including the Closing date;

(v) accruals of real estate taxes;

(vi) severance payments and bonus amounts accrued to such employees of LIPSB whose employment are to be terminated with effect from date of Closing, if any, such employees being those AKR wish to transfer out of LIPSB;

(vii) all actual and contingent liabilities;

(viii) the costs and expenses to be incurred by LIPSB in connection with the application for strata titles; and

(ix) all liabilities disclosed in the disclosure letter dated 8 November 2004 from LIPSB to the Purchaser.

Based on the proforma management accounts of LIPSB as at 31 August 2004, RM158.852 million (the calculation is set out below) shall be paid by the Purchaser for the full and proper discharge of the total inter-company liabilities owing by LIPSB of RM265.637 million as at 31 August 2004.

Description	**RM '000**	**RM '000**
Acquisition Value of Property		164,520
<u>Assets and Liabilities taken over by the Purchaser:-</u>		
Current Assets	1,529	
Current Liabilities	(6,768)	
Provision for Deferred Tax	(429)	
Net Current Liabilities		(5,668)
Adjusted Acquisition Value		158,852

2.1.2 Mode of settlement

The mode of settlement in respect of the Proposed Disposal of LIPSB is set out below:-

		Timing	RM equivalent
(i)	Earnest deposit	Upon acceptance of the letter of offer dated 11 August 2004	3,231,000
(ii)	Balance deposit	Upon execution of the share sale agreement in respect of the Proposed Disposal of LIPSB	13,221,000
	Total deposits (deposited with stakeholder)		**16,452,000**
(iii)	Balance payment	On Closing	142,400,000 [1]
	Adjusted Acquisition Value		**158,852,000** [1]
(iv)	Less retention sum (To be deposited with stakeholder for any adjustments after Closing)		4,290,400
	Net cash to be received pursuant to the Proposed Disposal of LIPSB	On Closing	**154,561,600**

Notes:-

[1] *Subject to change, based on the adjustments to the Acquisition Value as set out in Sections 2.1 and 2.1.1 above.*

2.2 Proposed Disposal of LSPSB

On 8 November 2004, Masbeef, Amir Nur Sabri bin Mohamad (the registered owners of 70% and 30% of the equity interest in LSPSB respectively) and TMW entered into a share sale agreement for:-

(i) the disposal of the entire equity interest in LSPSB comprising 10,000 ordinary shares of RM1.00 each credited fully paid for a cash consideration of RM1.00; and

(ii) the assumption and payment of the inter-company balances owing by LSPSB to Masbeef, to be computed based on the Acquisition Value of RM65.838 million adjusted for the net trade assets or liabilities to be assumed by the Purchaser, based on the proforma balance sheet of LSPSB as at the date of completion of the Proposed Disposal of LSPSB ("LSPSB Interco Payment"). The LSPSB Interco Payment shall constitute a full and proper discharge of the inter-company balances owing by LSPSB to Masbeef.

Prior to Closing, LSPSB will undertake an internal reorganisation resulting in LSPSB:-

(i) removing the deposits, cash and bank balances; and

(ii) removing or waiving the right to receive, or being released from the obligation to pay, all external inter-group and intra group receivables and liabilities except for the net indebtedness novated to Masbeef.

The 70% equity interest in LSPSB owned by Masbeef, shall be disposed of free from any lien, pledge, mortgage, security interest, lease, charge, title retention or conditional sales contract, option, reversionary interest, right of first refusal, voting trust arrangement, preemptive right, claim under bailment, easement, provisional attachment, composition, hypothecation, registered lease, hire or hire purchase agreement, restriction as to transfer, use or possession, subordination to any right of any other person or any other adverse claim or right whatsoever as of the date of completion of the Proposed Disposal of LSPSB.

2.2.1 Basis of consideration

The cash consideration of RM0.70 for the 70% equity interest was arrived at after taking into account the negative shareholders' funds of LSPSB based on the proforma balance sheet as at 31 August 2004 of RM27,147,000.

The settlement of inter-company balances owing by LSPSB to Masbeef shall be the adjusted Acquisition Value, after taking into consideration the following:-

(a) the Acquisition Value;

(b) the current assets to be taken into account as set out below:-

(i) receivables from the operation of the Seremban Parade Land and Seremban Parade ("LSPSB Property"), including, without limitation, rents, service charges and licence fees;

(ii) refundable utility and other deposits placed with relevant authorities or suppliers in connection with the operation of the LSPSB Property;

(iii) petty cash and deposit at banks which have been pledged by LSPSB for property-related operations;

(iv) approved insurance claims;

(v) food and beverage stocks for the food court at Seremban Parade; and

(vi) prepaid operating expenses, quit rents and assessments; and

(c) the current liabilities to be taken into account (without duplication) as set out below:-

(i) all deposits and other security deposits made or given by all tenants, licensees or occupiers under the tenancies for Seremban Parade ("Seremban Parade Security Deposit");

(ii) rents, service charges and licence fees received in advance;

(iii) payment due to creditors and accruals of property operating expenses, including, without limitation, tenancy commissions, government rates and rents, and other expenses;

(iv) provision for taxes allocable to the period up to and including the 'Closing date ;

(v) accruals of real estate taxes;

(vi) severance payments and bonus amounts accrued to such employees of LSPSB whose employment are to be terminated with effect from date of Closing, if any, such employees being those Masbeef wish to transfer out of LSPSB;

(vii) all actual and contingent liabilities;

(viii) the costs and expenses to be incurred by LSPSB in connection with the application for strata titles; and

(ix) all liabilities disclosed in the disclosure letter dated 8 November 2004 from LSPSB to the Purchaser.

Based on the proforma management accounts of LSPSB as at 31 August 2004, RM63.448 million (the calculation is as set out below) shall be paid by the Purchaser for the full and proper discharge of the total inter-company liabilities owing by LSPSB of RM90.595 million as at 31 August 2004.

Description	RM '000	RM '000
Acquisition Value of Property		65,838
<u>Assets and Liabilities taken over by the Purchaser</u>		
Current Assets	908	
Current Liabilities	(3,298)	
Net Current Liabilities		(2,390)
Adjusted Acquisition Value		63,448

2.2.2 Mode of settlement

The mode of settlement in respect of the Proposed Disposal of LSPSB is as set out below:-

		Timing	RM equivalent
(i)	Earnest deposit	Upon acceptance of the letter of offer dated 11 August 2004	1,292,480
(ii)	Balance deposit	Upon execution of the share sale agreement in respect of the Proposed Disposal of LSPSB	5,291,320
	Total deposits (deposited with stakeholder)		6,583,800
(iii)	Balance payment	On Closing	56,864,200 [1]
	Adjusted Acquisition Value		63,448,000 [1]
(iv)	Less retention sum (To be deposited with stakeholder for any adjustments after Closing)		1,316,760
	Net cash to be received pursuant to the Proposed Disposal of LSPSB	On Closing	62,131,240

Notes:-

1 *Subject to change, based on the adjustments to the Acquisition Value as set out in Sections 2.2 and 2.2.1 above.*

Save for the current liabilities and the amount owing by LIPSB and LSPSB to Seaworld and Masbeef respectively, the Purchaser will not be assuming any liabilities from the Proposed Disposals.

3. BACKGROUND INFORMATION

3.1 Information on LIPSB

LIPSB was incorporated on 26 April 1985 in Malaysia, under the Companies Act 1965 ("Act"). The issued and paid-up capital of LIPSB is RM10,000,000 comprising 10,000,000 ordinary shares of RM1.00 each. The principal business of LIPSB is property development and investment holding.

The audited net tangible liabilities ("NTL") and loss after tax ("LAT") for LIPSB for the financial year ended 30 June 2004 is RM99,909,359 and RM7,711,234 respectively.

The cost of investment for AKR (being the owner of LIPSB) in LIPSB is as follow:-

Owner	No. of shares	Date of investment by owner	Cost of investment (RM)
AKR	7,000 (transfer)	07.01.1991	7,000
	3,000 (transfer)	07.01.1991	3,000
	9,990,000 (allotment)	27.05.1996	9,990,000

3.2 Information on LSPSB

LSPSB was incorporated on 3 February 2002 in Malaysia, under the Act. The issued and paid-up capital of LSPSB is RM10,000 comprising 10,000 ordinary shares of RM1.00 each. The principal business of LSPSB is property development and property investment holding.

The audited NTL and LAT for LSPSB for the financial year ended 30 June 2004 is RM13,492,730 and RM29,042,848 respectively.

The cost of investment for Masbeef (being the owner of the 70% equity interest in LSPSB) in LSPSB is as follow:-

Owner	No. of shares	Date of investment by owner	Cost of investment (RM)
Masbeef	1 (transfer)	28.12.1993	400
	3,499 (transfer)	28.12.1993	1399,600
	1 (transfer)	28.12.1993	400
	1,500 (transfer)	28.12.1993	600,000
	1,500 (transfer)	28.12.1993	600,000
	499 (transfer)	28.12.1993	199,600

4. OTHER SALIENT TERMS AND CONDITIONS

4.1 Proposed Disposal of LIPSB

(a) LIPSB shall deliver to the Purchaser a letter of undertaking from the security trustee of Amsteel Group's lenders ("Security Trustee"), addressed to the Purchaser in which the Security Trustee:-

(i) confirms the redemption sum payable for the discharge of the existing charges; and

(ii) undertakes to deliver to the Purchaser the duly executed discharge of charge under the National Land Code, 1965, and other satisfaction documents in respect of the existing charges and the original documents of title to the Ipoh Parade land;

(b) AKR shall deliver a letter from a financial institution, addressed to the Purchaser in which the financial institution:-

(i) confirms that it no longer has any interest in the LIPSB Property and that it has executed the relevant memorandum of discharge in respect of those of the existing charges in its favour;

4.2 Proposed Disposal of LSPSB

(a) LSPSB shall deliver to the Purchaser a letter of undertaking from the Security Trustee, addressed to the Purchaser in which the Security Trustee :-

(i) confirms the redemption sum payable for the discharge of the existing charges; and

(ii) undertakes to deliver to the Purchaser the duly executed discharge of charge under the National Land Code, 1965, and other satisfaction documents in respect of the existing charges and the original documents of title to the Seremban Parade land;

(b) Masbeef shall deliver a letter from a financial institution, addressed to the Purchaser in which the financial institution:-

(i) confirms that it no longer has any interest in the LSPSB Property and that it has executed the relevant memorandum of discharge in respect of those of the existing charges in its favour;

5. UTILISATION OF PROCEEDS

Based on the proforma balance sheet as at 31 August 2004, the payment to be made by the Purchaser amounting to approximately RM222.30 million shall be utilised for the payment of estimated expenses for the Proposed Disposals of RM1.60 million and the balances of RM220.70 million will be utilised for the repayment of Amsteel Group's borrowings.

6. RATIONALE OF THE PROPOSED DISPOSALS

The Proposed Disposals are in line with the Amsteel Group's corporate debt restructuring scheme which is to rationalise the Amsteel Group's financial position and to further streamline its operation by divesting its non-core and peripheral assets and businesses.

For illustration purposes, the Proposed Disposals will result in a net cash inflow to the Amsteel Group of approximately RM220.70 million, which will be utilised for the repayment to the lenders under Amsteel's corporate debt restructuring scheme. Based on the rate applicable to the bonds to be repaid of approximately 6% per annum, the Amsteel Group is expected to have an interest savings of approximately RM13.22 million per annum upon completion of the Proposed Disposals.

7. EFFECTS OF THE PROPOSED DISPOSALS

7.1 Share Capital

The Proposed Disposals will not have any effect on the issued and paid-up share capital of Amsteel as the Proposed Disposals do not involve any issuance of shares.

7.2 Shareholding Structure

The Proposed Disposals will not have any effect on the substantial shareholders' shareholding as the Proposed Disposals do not involve any issuance of shares.

7.3 Earnings

The Proposed Disposals are not expected to have a material impact on the earnings of Amsteel Group for the financial year ending 30 June 2005 after an impairment loss of RM14.6 million accounted for in the financial year ended 30 June 2004.

7.4 Net Tangible Assets ("NTA")

On a proforma basis, the Proposed Disposals are not expected to have a material impact on the NTA of Amsteel Group based on the audited balance sheet as at 30 June 2004.

8. APPROVALS REQUIRED

The Proposed Disposals are subject to the approvals, where applicable, being received from:-

(a) the shareholders of the Vendors and its ultimate holding company, Amsteel;

(b) the Securities Commission ("SC") for the Proposed Disposals;

(c) the Foreign Investment Committee by the Purchaser;

(d) the endorsement by the land authorities on the title for the Parade's commercial use by the Vendors;

(e) Bank Negara Malaysia, if required, by LIPSB and LSPSB for the advance by the Purchaser of a sum equivalent to the balance payment on Closing under item (iii) of the tables set out in Sections 2.1.2 and 2.2.2;

(f) the Security Trustee, the facility agent and/ or holders of the bonds and debts issued by Amsteel pursuant to the group wide restructuring scheme affecting the Amsteel group of companies; and

(g) any other approvals, if required.

9. INTER-CONDITIONALITY

The Proposed Disposal of LIPSB and Proposed Disposal of LSPSB are inter-conditional.

10. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

None of the Directors and substantial shareholders of Amsteel or persons connected with them have any interest, direct or indirect, in the Proposed Disposals.

11. ADVISER

OSK has been appointed as Adviser to the Company for the Proposed Disposals.

12. DIRECTORS' RECOMMENDATION

The Directors of Amsteel, having taking into consideration all aspects of the Proposed Disposals, are of the opinion that the Proposed Disposals are fair and reasonable, and is in the best interest of Amsteel and its shareholders.

13. COMPLIANCE WITH SC GUIDELINES

The Board of Directors of Amsteel is not aware of any departure from the SC's Policies and Guidelines on Issue/Offer of Securities save for the sale consideration which will be based on the valuation agreed instead of the valuation approved by SC.

14. APPLICATION TO THE RELEVANT AUTHORITIES

The relevant application to the regulatory authorities in relation to the Proposed Disposals will be made within two (2) months from the date of this Announcement.

The Proposed Disposals are expected to be completed in the first quarter of 2005.

15. DOCUMENTS FOR INSPECTION

The sale and purchase agreements in relation to the Proposed Disposals and the valuation report in relation to the Parades will be made available for inspection during normal office hours of the Company on any weekday (except public holidays) at the registered address of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450, Kuala Lumpur for a period of two weeks from the date of this Announcement.

This announcement is dated 9 November 2004.